Exhibit 1

For Immediate Release

BioLineRx Reports Second Quarter 2026 Financial Results and Provides Corporate Update

- Second of five planned cohorts ongoing in Phase 1/2a trial of GLIX1 in GBM; third patient cohort expected to commence dosing in September -

- Announced new data showing GLIX1 achieved potent antitumor activity in TMZ-resistant patient-derived xenograft (PDX) GBM in vivo model -

- Announced additional data demonstrating strong synergistic effect between GLIX1 and PARP inhibitor in patient-derived HR-proficient ovarian cancer xenograft model -

- Management to host conference call today, August 31, at 8:30 am EDT -

TEL AVIV, Israel, August 31, 2026 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today reported its unaudited financial results for the quarter ended June 30, 2026, and provided a corporate update.

“During the second quarter and subsequent period, we advanced GLIX1 across multiple fronts,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “Our Phase 1/2a study in glioblastoma is advancing as planned, with the second cohort in the Phase 1 part now being dosed, and the third cohort expected to commence dosing in September. To date, a little more than four months into the study, we have been very pleased with the drug’s safety and tolerability.

“Also, during the quarter, we were excited to demonstrate the potential of GLIX1 to address unmet needs for GBM as well as ovarian cancer in a number of pre-clinical models. In this regard, we announced new data in a temozolomide-resistant patient-derived xenograft (PDX) GBM in-vivo model, in which GLIX1 demonstrated a robust anti-tumor effect while TMZ showed no effect. These results further support GLIX1’s potential to treat a broad range of patients with GBM. We also generated data showing strong synergy between GLIX1 and PARP inhibitors in an HR-proficient patient-derived ovarian cancer in-vivo model, and based upon these excellent findings, we are planning to add an ovarian cancer arm to the Phase 2a expansion phase of the trial. Together, these developments keep GLIX1 on track in glioblastoma while extending its reach into additional tumor types where new treatment options are desperately needed.”

Financial Updates

•	With $13.1 million on its balance sheet as of June 30, 2026, BioLineRx is maintaining its cash runway guidance into the first half of 2027.

•	On August 27, 2026, the Company entered into definitive agreement for an offering with gross proceeds of $3.75 million, expected to close on or about August 31, 2026.

Development Updates

GLIX1 in GBM

•	In July, dosing commenced in the second of five planned cohorts in the Phase 1 dose escalation part of the Phase 1/2a study.

o	Three leading cancer centers are enrolling patients in the Phase 1 part of the study: NYU Langone Health, led by Dr. Alexandra Miller; Northwestern University, led by Dr. Roger Stupp and Dr. Ditte Primdahl; and Moffit Cancer Center, led by Dr. Patrick Grogan.

o	The Phase 1 part of the trial is expected to recruit up to 30 patients with recurrent and progressive GBM and other high-grade gliomas. The objective is to establish a maximum tolerated dose (MTD) and/or a recommended dose based on safety, PK/PD and preliminary efficacy.

o	The Phase 2a expansion part of the trial is planned to include various population cohorts, including GBM (newly diagnosed and/or recurrent), as well as additional cancers with/without standard of care (e.g., PARP inhibitors), including an ovarian cancer arm. These cohorts are expected to identify preliminary efficacy, PD assessments and dose optimization data, serving as the basis for rapid and effective advanced clinical development.

•	New data demonstrated potent anti-tumor effect of GLIX1 in GBM across multiple in-vivo studies, including a temozolomide (TMZ)-resistant patient-derived xenograft model. In the three orthotopic CDX studies, significant tumor growth inhibition and survival benefit were observed following treatment with GLIX1 across all doses tested, with greater benefit at higher dose levels. Most notably, in the subcutaneous PDX model, GLIX1 demonstrated a robust anti-tumor effect while TMZ showed no effect.

•	Clinical and pre-clinical data has been accepted for publication at the European Association of Neuro-Oncology (EANO) 2026 Conference and at the Society for Neuro-Oncology (SNO) 2026 Annual Meeting.

GLIX1 in combination with PARPi

•	New data demonstrated strong synergy between GLIX1 and PARP inhibitors, reinforcing synthetic lethality between GLIX1 and PARP inhibitors.

o	Synergy was demonstrated in a patient-derived xenograft (PDX) in-vivo model of HR-proficient ovarian cancer, where PARP inhibitors have historically had limited efficacy. Results show substantially better efficacy in the combination arm versus the control arm and versus the monotherapy arms, despite using lower doses in the combination arm. Notably, the low-dose GLIX1/olaparib combination tumor reduction was similar to cisplatin, the current chemotherapy benchmark.

•	An abstract featuring new GLIX1 data, demonstrating synergy with PARP inhibitors in HR-proficient ovarian cancer, was accepted for publication at the 2026 European Society for Medical Oncology Annual Congress (ESMO 2026) in October.

•	BioLineRx has initiated discussions with leading PARP inhibitor companies to explore potential development collaborations.

Motixafortide

Pancreatic Ductal Adenocarcinoma (mPDAC)

•	Enrollment is continuing in the CheMo4METPANC Phase 2b clinical trial, which is being led by Columbia University, and supported by both Regeneron and BioLineRx. The trial is evaluating motixafortide in combination with the PD-1 inhibitor cemiplimab and standard chemotherapy (gemcitabine and nab-paclitaxel).

o	A prespecified interim/futility analysis is planned when 40% of progression-free survival (PFS) events are observed, which the Company continues to anticipate will occur in 2026.

APHEXDA Performance Update

•	For the second quarter of 2026, APHEXDA sales were $1.6 million, which provided royalty revenue to the Company of $0.3 million.

Financial Results for the Quarter ended June 30, 2026

•	Revenues for the three months ended June 30, 2026 were $0.3 million, similar to the three months ended June 30, 2025.

•	Research and development expenses for the three months ended June 30, 2026 were $2.9 million, an increase of $0.6 million, or 26.5%, compared to $2.3 million for the comparable 2025 period. The increase resulted primarily from expenses related to the new GLIX1 project, offset by lower expenses related to motixafortide.

•	General and administrative expenses for the three months ended June 30, 2026 were $0.9 million, an increase of $0.7 million, or 313.9%, compared to $0.2 million for the comparable 2025 period. The increase resulted from the reversal of a $0.8 million provision for doubtful accounts in the 2025 period following receipt of an overdue milestone payment from Gloria.

•	Non-operating expenses amounted to $0.7 million for the three months ended June 30, 2026, compared to non-operating expenses of $1.9 million for the three months ended June 30, 2025. Non-operating expenses for both periods primarily relates to fair-value adjustments of warrant liabilities on the Company’s balance sheet.

•	Net financial expenses for the three months ended June 30, 2026 were $0.1 million compared to net financial income of $0.2 million for the three months ended June 30, 2025. Net financial expenses in 2026 primarily relate to interest paid on loans, partially offset by investment income earned on bank deposits. Net financial income in 2025 primarily relates to investment income earned on bank deposits and gains on foreign currency cash balances due to the strengthening of the NIS during the period, partially offset by interest paid on loans.

•	Net loss for the three months ended June 30, 2026 was $4.3 million, compared to $3.9 million for the three months ended June 30, 2025.

•	As of June 30, 2026, the Company had cash, cash equivalents, and short-term bank deposits of $13.1 million.

Conference Call and Webcast Information

To access the conference call, please dial +1-888-407-2553 from the U.S. or +972-3-918-0685 internationally. A live webcast and a replay of the call can be accessed through the event page on the Company's website. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. The call replay will be available approximately two hours after completion of the live conference call. A dial-in replay of the call will be available until September 1, 2026; please dial +1-888-295-2634 from the US or +972-3-925-5904 internationally.

About BioLineRx

BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The Company’s lead development asset is GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors, for which a Phase 1/2a clinical trial was initiated in the first quarter of 2026. GLIX1 is being developed under a collaboration with Hemispherian AS.

The Company's first approved product, APHEXDA® (motixafortide), is indicated in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, and is being commercialized by Ayrmid Ltd. (globally, except Asia) and by Gloria Biosciences (in Asia). BioLineRx has retained the rights to develop motixafortide in metastatic pancreatic cancer (PDAC) and has a Phase 2b PDAC trial currently ongoing under a collaboration with Columbia University.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on LinkedIn.

Forward Looking Statement

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the expectations with regard to the Phase 1/2a GLIX1 clinical trial, expected timing of a clinical dosing, and BioLineRx's business strategy. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the clinical development, commercialization and market acceptance of GLIX1 and motixafortide including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; the initiation, timing, progress and results of BioLineRx’s preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx’s ability to advance GLIX1 and motixafortide into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results for GLIX1 and motixafortide will be predictive of real-world results; BioLineRx’s receipt of regulatory approvals for GLIX1 and motixafortide and the timing of other regulatory filings and approvals; whether access to GLIX1 and motixafortide is achieved in a commercially viable manner and whether GLIX1 and motixafortide receives adequate reimbursement from third-party payors; BioLineRx’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of BioLineRx’s collaborators to execute on their development and commercialization plans; BioLineRx’s ability to integrate new therapeutic candidates and new personnel, as well as new collaborations; the interpretation of the properties and characteristics of BioLineRx’s therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx’s business model and strategic plans for its business and therapeutic candidates; the scope of protection that BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx’s expenses, future revenues, capital requirements and its need for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx’s industry; BioLineRx’s ability to maintain the listing of its ADSs on Nasdaq; statements as to the impact of the political and security situation in Israel on BioLineRx’s business which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2026. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States

Chuck Padala

LifeSci Advisors, LLC

IR@biolinerx.com

Israel

Moran Meir

LifeSci Advisors, LLC

moran@lifesciadvisors.com

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	December 31,	June 30,
	2025	2026
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	3,250	4,627
Short-term bank deposits	17,626	8,451
Prepaid expenses	201	376
Other receivables	456	728
Inventory	2,148	2,167
Total current assets	23,681	16,349

NON-CURRENT ASSETS
Property and equipment, net	160	130
Right-of-use assets, net	696	673
Intangible assets, net	16,368	16,328
Total non-current assets	17,224	17,131
Total assets	40,905	33,480

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,479
Accounts payable and accruals:
Trade	3,493	4,294
Other	1,743	2,206
Current maturities of lease liabilities	234	280
Warrants	2,174	2,420
Total current liabilities	12,123	13,679

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	4,460	2,220
Lease liabilities	977	962
Total non-current liabilities	5,437	3,182

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	17,560	16,861

EQUITY
Equity attributable to owners of the Company:
Ordinary shares	73,428	73,776
Share premium	327,584	327,928
Warrants	3,686	3,686
Capital reserve	15,916	15,425
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(401,002)	(405,629)
Total equity attributable to owners of the Company	18,196	13,770
Non-controlling interest	5,149	2,849
Total equity	23,345	16,619
Total liabilities and equity	40,905	33,480

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
	in USD thousands		in USD thousands

ROYALTY REVENUES	304	294	559	771
COST OF REVENUES	(72)	(59)	(106)	(154)
GROSS PROFIT	232	235	453	617
RESEARCH AND DEVELOPMENT EXPENSES	(2,326)	(2,943)	(3,949)	(5,471)
GENERAL AND ADMINISTRATIVE EXPENSES	(209)	(865)	(1,198)	(1,723)
OPERATING LOSS	(2,303)	(3,573)	(4,694)	(6,577)
NON-OPERATING INCOME (EXPENSES), NET	(1,851)	(690)	5,793	(232)
FINANCIAL INCOME	490	132	784	340
FINANCIAL EXPENSES	(276)	(208)	(696)	(458)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(3,940)	(4,339)	1,187	(6,927)

ATTRIBUTION OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
To owners of the Company	(3,940)	(3,026)	1,187	(4,627)
To non-controlling interests	-	(1,313)	-	(2,300)
	(3,940)	(4,339)	1,187	(6,927)

	in USD		in USD
EARNINGS (LOSS) PER ORDINARY SHARE – BASIC AND DILUTED ATTRIBUTABLE TO OWNERS OF THE COMPANY	(0.00)	(0.00)	0.00	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	2,369,687,536	2,664,807,584	2,294,127,662	2,662,530,811

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Equity attributable to owners of the Company
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Non- controlling interest	Total
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2025	1,336,670	38,097	353,693	5,367	17,547	(1,416)	(399,827)	-	13,461
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2025:
Issuance of share capital, pre-funded warrants and warrants, net	925,137	25,664	(20,988)	501	-	-	-	-	5,177
Pre-funded warrants exercised	295,804	8,058	(5,876)	(2,182)	-	-	-	-	-
Employee stock options expired	-	-	646	-	(646)	-	-	-	-
Share-based compensation	-	-	-	-	247	-	-	-	247
Comprehensive income for the period	-	-	-	-	-	-	1,187	-	1,187
BALANCE AT JUNE 30, 2025	2,557,611	71,819	327,475	3,686	17,148	(1,416)	(398,640)	-	20,072

	Equity attributable to owners of the Company
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Non-controlling interest	Total
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2026	2,610,814	73,428	327,584	3,686	15,916	(1,416)	(401,002)	5,149	23,345
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2026:
Issuance of share capital	10,163	348	(304)	-	-	-	-	-	44
Employee stock options expired	-	-	648	-	(648)	-	-	-	-
Share-based compensation	-	-	-	-	157	-	-	-	157
Comprehensive loss for the period	-	-	-	-	-	-	(4,627)	(2,300)	(6,927)
BALANCE AT JUNE 30, 2026	2,620,977	73,776	327,928	3,686	15,425	(1,416)	(405,629)	2,849	16,619

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30,
	2025	2026
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Comprehensive income (loss) for the period	1,187	(6,927)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(3,955)	1,430
Net cash used in operating activities	(2,768)	(5,497)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(24,818)	(7,663)
Maturities of short-term deposits	12,926	16,714
Proceeds from sale of property and equipment	11	-
Net cash provided by (used in) investing activities	(11,881)	9,051

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	13,554	44
Repayments of loan	(2,240)	(2,240)
Repayments of lease liabilities	(262)	(124)
Net cash provided by (used in) financing activities	11,052	(2,320)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,597)	1,234
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	10,436	3,250
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	350	143
CASH AND CASH EQUIVALENTS - END OF PERIOD	7,189	4,627

BioLineRx Ltd.

APPENDIX TO CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30,
	2025	2026
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	341	166
Exchange differences on cash and cash equivalents	(350)	(143)
Fair value adjustments of warrants	(6,410)	246
Share-based compensation	247	157
Interest and exchange differences on short-term deposits	48	124
Warrant issuance costs	702	-
Exchange differences on lease liabilities	110	82
	(5,312)	632
Changes in operating asset and liability items:
Decrease in trade receivables	2,398	-
Decrease (increase) in prepaid expenses and other receivables	1,146	(447)
Decrease (increase) in inventory	295	(19)
Increase (decrease) in accounts payable and accruals	(2,482)	1,264
	1,357	798
	(3,955)	1,430
Supplemental information on interest received in cash	583	463
Supplemental information on interest paid in cash	694	467
Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	45	73